SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Corporate Renaissance Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

2200331047
(CUSIP Number)

Fred M. Stone, Esq.
1185 Avenue of the Americas, 18th Floor
New York, New York 10036
212-730-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 1999
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.:  220033104

(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Martin D. Sass

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)[ ]
      (b)[ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*
     PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     71,300

(8)  SHARED VOTING POWER
     0

(9)  SOLE DISPOSITIVE POWER
     71,300

(10) SHARED DISPOSITIVE POWER
     0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     71,300

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*   [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.82%

(14) TYPE OF REPORTING PERSON*
     IN

(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Hugh R. Lamle

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)[ ]
      (b)[ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*
     PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     48,600

(8)  SHARED VOTING POWER
     0

(9)  SOLE DISPOSITIVE POWER
     48,600

(10) SHARED DISPOSITIVE POWER
     0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,600

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*   [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.38%

(14) TYPE OF REPORTING PERSON*
     IN

CUSIP NO.:  220033104

(1)       NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Curators Partners, L.P.*

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[ ]

(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS
     WC

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     See Walter Kass

(8)  SHARED VOTING POWER
     None

(9)  SOLE DISPOSITIVE POWER
     See Walter Kass

(10)      SHARED DISPOSITIVE POWER
     None

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
     41,634

(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.32%

(14)      TYPE OF REPORTING PERSON
     PN

* Curators Fund Management, L.P., a Delaware limited partnership, is the general partner of this entity. Kass Fund Management, Inc., a Delaware corporation, of which Walter Kass is the principal, is the general partner of Curators Fund Management, L.P.

CUSIP NO.:  220033104

(1)       NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Curators Capital Management, Inc.*

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[ ]

(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS
     WC

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     See Walter Kass

(8)  SHARED VOTING POWER
     None

(9)  SOLE DISPOSITIVE POWER
     See Walter Kass

(10)      SHARED DISPOSITIVE POWER
     None

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
     76,900

(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.67%

(14)      TYPE OF REPORTING PERSON
     IA

* Curators Capital Management, Inc., of which Walter Kass is principal, acts as the investment adviser to certain discretionary managed accounts holding the securities set forth above.

CUSIP NO.:  220033104

(1)       NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Walter Kass


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[ ]

(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     118,534

(8)  SHARED VOTING POWER
     None

(9)  SOLE DISPOSITIVE POWER
     118,534

(10)      SHARED DISPOSITIVE POWER
     None

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
     118,534

(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.99%

(14)      TYPE OF REPORTING PERSON
     IN

ITEM 1.   Security and Issuer

      This statement relates to the common stock (the "Common Stock") of Corporate Renaissance Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1185 Avenue of the Americas, 18th Floor, New York, New York 10036.

ITEM 2.   Identity and Background

      (a) This statement is being filed by Martin D. Sass ("Sass"), Hugh R. Lamle ("Lamle"), Walter Kass ("Kass"), Curators Capital Management, Inc. ("CCMI"), a Delaware corporation, and Curators Partners, L.P. ("CPLP"), a Delaware limited partnership. Sass, Lamle, Kass, CCMI and CPLP (collectively referred to as the "Reporting Persons") are filing this Schedule 13D jointly.

      (b) The principal address of Sass and Lamle is c/o M.D. Sass, 1185 Avenue of the Americas, 18th Floor, New York, New York 10036.

           The principal office and business address of Kass, CCMI and CPLP is 420 Lexington Avenue, Suite 1633A, New York, New York 10170.

      (c) Sass, a United States citizen, is a principal of the M.D. Sass organization ("M.D. Sass"), an investment advisory group consisting of a number of registered investment advisers and other entities. Sass is also Chairman of the Board and Chief Executive Officer of the Issuer. One of the M.D. Sass investment advisers is the Issuer's investment adviser.

           Lamle, a United States citizen, is also a principal of M.D. Sass. Lamle is also Executive Vice President and a Member of the Board of Directors of the Issuer. One of the M.D. Sass investment advisers is the Issuer's investment adviser.

           CPLP is an investment partnership of which Curators Fund Management, L.P., a Delaware limited partnership ("CFM"), is the general partner and the investment adviser. Kass Fund Management, Inc., a Delaware corporation ("KFM"), is the sole general partner of CFM. CCMI is an investment adviser to certain discretionary managed investment accounts. The principal occupation of Kass, who is a United States citizen, is to serve as the sole officer, director and shareholder of each of KFM and of CCMI, and, as such, Kass has the right, directly and indirectly, to direct the voting of proxies or consents with respect to stockholder matters relating to the shares of equity securities owned or held by CPLP and the managed account clients of CCMI.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  See Item 2(c) above.

ITEM 3.  Source and Amount of Funds or Other Consideration

      The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

     Sass utilized personal funds for open market purchases of Common Stock

     Lamle utilized personal funds for open market purchases of Common Stock


     Each of CPLP and CCMI utilized available investment capital to purchase the shares of Common Stock . Each of CPLP and CCMI, on behalf of its managed accounts, acquired the Common Stock held by it in the ordinary course of business in a series of transactions.


ITEM 4.  Purpose of Transaction

      The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

      By letter dated March 25, 1999, the Reporting Persons set forth a proposal (the "Proposal") to the Board of Directors of the Issuer (attached hereto as Exhibit A) to acquire all of the issued and outstanding Common Stock of the Issuer. The Proposal entails each share of Common Stock (other than those held by the Reporting Persons) being convertible into the right to receive $8.00 in cash.

      The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investments in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

      Although there are currently no firm intentions or specific plans, outside of those discussed above, with respect thereto, in the future, actions with respect to the investment in the Issuer may include exploring with the independent directors of the Issuer the possibility of, or seeking to influence the independent directors of the Issuer with respect to, business strategies, legal strategies, tax strategies, mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

      Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.   Interest in Securities of the Issuer

      (a) Sass owns 71,300 shares of the Issuer's Common Stock, constituting 10.82% of all of the outstanding shares of Common Stock.

           Lamle owns 48,600 shares of the Issuer's Common Stock, constituting 7.38% of all of the outstanding shares of Common Stock.

           Kass, CPLP and CCMI in the aggregate beneficially own a total of 118,534 shares of Common Stock, constituting 17.99% of all of the outstanding shares of Common Stock.

      (b) See cover pages to this Schedule, Items (7) (9), (11) and (13) for each Reporting Person, setting forth the aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person, the number of such shares as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. Kass has power to vote or to direct the vote, and has power to dispose or to direct disposition, with respect to 118,534 shares of Common Stock beneficially owned by CPLP and the managed account clients of CCMI. See cover pages to this
Schedule Item (1) for each Reporting Person.  Also see Item 2(c) above.

           The aggregate percentage of shares of Common Stock reported owned by each Reporting Person herein is based upon 658,750 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 6, 1999, as reported by the Company in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 1999.

     (c) There have been no transactions by any of the Reporting Persons during the past sixty (60) days:

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable.

ITEM 7.   Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement

     Exhibit B - Letter from CREN Acquisition Co., LLC to the Board of Directors of the Issuer

SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:    May 28, 1999


/s/ Martin D. Sass
_______________________________________
Martin D. Sass


/s/ Hugh R. Lamle
_______________________________________
Hugh R. Lamle


/s/ Walter Kass
_______________________________________
Walter Kass



CURATORS CAPITAL MANAGEMENT, INC.


/s/ Walter Kass
_______________________________________
By:  Walter Kass



CURATORS PARTNERS, L.P.


/s/ Walter Kass
_______________________________________
By:  Walter Kass